中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

04030415

Our Ref : BS(2004)194(JY)

24th May, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





Dear Sirs,

**BOC Hong Kong (Holdings) Limited**
**Rule 12g3-2(b) File No.82-34675**

We enclose the announcements issued by BOC Hong Kong (Holdings) Limited in Hong Kong and both dated 21st May, 2004 for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.



dlw 5/27

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

**The Standard**

**Date** 24 MAY 2004

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*
(the "Company")
(Stock Code: 2388)

## Voting Results of Annual General Meeting held on 21st May, 2004

The Company is pleased to announce the voting results of the Annual General Meeting ("AGM") of the Company held on 21st May, 2004. As stated in the notice of the AGM dated 8th April, 2004, poll voting was demanded by the Chairman for all the proposed resolutions. Computershare Hong Kong Investor Services Limited, the Company's share registrar, were appointed by the Company as the scrutineer for the vote-taking.

The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM was 10,572,780,266 shares. No shareholders were required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to abstain from voting on any of the resolutions at the AGM.

All resolutions were approved by the shareholders and the voting details were as follows:

| | Resolutions | No. of Votes (%) For | No. of Votes (%) Against |
|---|---|---|---|
| 1. | To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2003. | 7,430,874,896 (99.9759%) | 1,789,000 (0.0241%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 2. | To declare a final dividend of HK$0.32 per share for the year ended 31st December, 2003. | 7,439,556,733 (99.9998%) | 12,000 (0.0002%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3. (a) | To re-elect Mr. ZHOU Zaiqun as a Director of the Company. | 7,424,564,333 (99.8857%) | 8,498,400 (0.1143%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3. (b) | To re-elect Mr. TUNG Chee Chen as a Director of the Company. | 7,424,521,333 (99.8855%) | 8,514,400 (0.1145%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3. (c) | To re-elect Ambassador Linda Tsao YANG as a Director of the Company. | 7,424,536,833 (99.8857%) | 8,498,400 (0.1143%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 4. | With effect from 1st January, 2004, to pay additional remuneration to Non-executive Directors and Senior Adviser who are also chairman or members of Board Committees, namely HK$100,000 per annum per Board Committee to each Committee chairman and HK$50,000 per annum per Board Committee to each Committee member. | 7,391,589,513 (99.3613%) | 47,515,500 (0.6387%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 5. | To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration. | 7,438,894,233 (99.9909%) | 675,000 (0.0091%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 6. | To amend Articles 2(a), 15, 40, 80(a), 98, 99, 102, 106(g), 109 and 110 of and add a new Article 76A to the Articles of Association of the Company. | 7,429,443,845 (99.9994%) | 47,500 (0.0006%) |
| | As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution. | | |
| 7. | With effect from 1st January, 2004, to pay a fee of HK$50,000 per annum to each member and secretary of Board Committees who are not directors or salaried employees of the Group provided that no member or secretary shall receive any fee in excess of HK$50,000 irrespective of the number of committee(s) he or she has served. | 7,433,632,233 (99.9984%) | 117,500 (0.0016%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 8. | To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% of the issued share capital of the Company as at the date of this Resolution. | 7,150,211,290 (95.0666%) | 371,059,048 (4.9334%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 9. | To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution. | 7,440,878,733 (98.9725%) | 77,250,025 (1.0275%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 10. | Conditional on the passing of Resolutions 8 and 9, to extend the general mandate granted by Resolution 8 by adding thereto the shares purchased pursuant to the general mandate granted by Resolution 9. | 7,393,082,113 (98.3431%) | 124,559,925 (1.6569%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |

Shareholders may refer to the Circular dated 13th April, 2004 issued to shareholders for details of the above resolutions. The Circular may be viewed and downloaded from the Company's website at www.bochkholdings.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

By Order of the Board
Jason C.W. Yeung
*Company Secretary*

Hong Kong, 21st May, 2004

As at the date hereof, the Board of Directors of the Company is comprised of the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. Weijian SHAN
** Mr. TUNG Chee Chen

File No. 82-34675

The Standard
Date 24 MAY 2004

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representations as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(the "Company")**

(Stock Code : 2388)

# ANNOUNCEMENT
## APPOINTMENT OF CHIEF OPERATING OFFICER

The Board of Directors (the "Board") of the Company is pleased to announce the appointment of Mr. Raymond Lee Wing Hung as the Chief Operating Officer of the Group, with effect from 1st June, 2004.

The Board is pleased to announce the appointment of Mr. Raymond Lee Wing Hung (李永鴻) as Chief Operating Officer of the Group effective 1st June, 2004.

Mr. Lee, aged 55, is a fellow of the Chartered Association of Certified Accountants and an associate of the Hong Kong Society of Accountants. Mr. Lee has over 30 years of extensive international banking experience acquired both locally and overseas. Prior to joining the Group, Mr. Lee was a director, alternate chief executive and managing director of CITIC International Financial Holdings Limited from 2002 to 2003, and was a director and chief executive of The Hong Kong Chinese Bank from 1999 to 2002. He was seconded by The Bank of New York in 1992 to serve as a director and alternate chief executive of Wing Hang Bank and had remained in that capacity until 1999. While serving in Wing Hang, Mr. Lee was concurrently a senior vice president and managing director of The Bank of New York, where he had served in different capacities in New York and Toronto since 1982. Prior to 1982, he had worked for Bank of America for 8 years in various positions in different Asian and North American cities.

The Board welcomes Mr. Lee to the Group and is confident that he will successfully lead the Group in the continual development of its operational capabilities that will meet the highest international standards.

By Order of the Board
**Jason C. W. Yeung**
*Company Secretary*

Hong Kong, 21st May, 2004

As at the date hereof, the Board of Directors of the Company is comprised of the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. Weijian SHAN
** Mr. TUNG Chee Chen
** Ambassador Linda Tsao YANG

* *non-executive directors*
** *independent non-executive directors*

*Senior Adviser to the Board:*
Mr. Anthony Francis NEOH